Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, NY 10019-6022 United States

Direct line +1 212-318-3168
Rajiv.Khanna @nortonrosefulbright.com

Tel +1 212 318 3000
Fax +1 212 408 5100
nortonrosefulbright.com

August 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick
Erin Purnell

Re:	SRIVARU Holding Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed on August 5, 2024
File No. 333-279843
SEC Comment Letter dated August 22, 2024

Dear Mmes. O’Shanick and Purnell:

On behalf of SRIVARU Holding Limited (“SRIVARU”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 5 (including certain exhibits) (“Amendment No. 5”) to the Registrant’s above-referenced Amendment No. 4 to Registration Statement on Form F-1 (the “Amendment No. 4”). This letter and Amendment No. 5 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 22, 2024 (the “Comment Letter”), comments received from the Staff via conference call on August 19, 2022, and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 5 marked to indicate the changes from the Amendment No. 4 that was filed on August 5, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment.

Mmes. Jenny O’Shanick and Mrs. Erin Purnell

Securities and Exchange Commission

August 22, 2024

Amendment No. 4 to Registration Statement on Form F-1

General

1.	Please confirm that each of the company and Maxim Group LLC did not use this Registration Statement on Form F-1 for the general solicitation of Ionic Ventures, LLC, the equity line investor named in the Registration Statement. Refer to Securities Act Release No. 8828 (Aug. 3, 2007) and Securities Act Sections Compliance and Disclosure Interpretation 139.25.

Response: Neither the Company nor Maxim Group LLC used the Company’s Registration Statement on Form F-1 (File No. 333-279843) or any amendment thereto for the general solicitation of Ionic Ventures, LLC.

*    *    *

We hope that the foregoing has been helpful to the Staff’s understanding of SRIVARU’s disclosure and that the disclosure modifications in Amendment No. 5 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Limited)
Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.